

October 19, 2021

Craig Shesky
Chief Financial Officer
TMC the metals Co Inc.
595 Howe Street, 10th Floor
Vancouver, British Columbia
V6C 2T5

> **Re: TMC the metals Co Inc.**
> **Registration Statement on Form S-1**
> **Filed October 7, 2021**
> **File No. 333-260126**

Dear Mr. Shesky:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeffrey Schultz